UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2012

Commission File Number: 000-54149

Premier Royalty Inc.
(Translation of registrant's name into English)

1000 - 36 Toronto Street, Toronto, Ontario M5C 2C5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	News Release dated December 5, 2012

99.2	News Release dated December 11, 2012

99.3	Notice of Change of Corporate Structure

99.4	Material Change Report dated December 4, 2012

99.5	News Release dated December 19, 2012

99.6	Notice of Change of Auditor

99.7	Letter from Successor Auditor

99.8	Letter from Former Auditor

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREMIER ROYALTY INC.
(Registrant)

Date: December 26, 2012	By:	/s/ Shaun Drake

Shaun Drake
	Title:	Corporate Secretary